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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                               ------------------

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------

                          ZEIGLER COAL HOLDING COMPANY

                           (Name of Subject Company)
                            ------------------------

                        ZEIGLER ACQUISITION CORPORATION
                          A WHOLLY OWNED SUBSIDIARY OF
                              AEI RESOURCES, INC.
                                    (BIDDER)

                          COMMON STOCK, $.01 PAR VALUE

                         (Title of Class of Securities)
                            ------------------------

                                   989286109

                     (CUSIP Number of Class of Securities)
                            ------------------------

                           DONALD P. BROWN, PRESIDENT
                          AND CHIEF EXECUTIVE OFFICER
                              AEI RESOURCES, INC.
                            1500 NORTH BIG RUN ROAD
                            ASHLAND, KENTUCKY 41102
                                 (606) 928-3433

                                WITH A COPY TO:

                               ALAN K. MACDONALD
                                JAMES A. GIESEL
                           BROWN, TODD & HEYBURN PLLC
                       400 WEST MARKET STREET, 32ND FLOOR
                        LOUISVILLE, KENTUCKY 40202-3363
                                 (502) 589-5400

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                           CALCULATION OF FILING FEE

                 TRANSACTION VALUATION                                      AMOUNT OF FILING FEE
                      $608,975,852                                              $121,795.17

* For purposes of calculating the filing fee only. This amount assumes the purchase of 28,222,671 shares of common stock (the "Shares") of the subject company at $21.25 in cash per Share and the cancellation of options to purchase 1,666,760 shares and stock appreciation units and payment therefor of the difference between the exercise price of such options and units and $21.25 for consideration totalling $9,244,093.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not Applicable.
Form or Registration
Number:                    Not Applicable.
Filing Party:              Not Applicable.
Date Filed:                Not Applicable.

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                               PAGE 1 OF 7 PAGES
                       EXHIBIT INDEX IS LOCATED ON PAGE 7

                                 SCHEDULE 14D-1

             CUSIP NO.: 989286109                                          PAGE 2 OF 7 PAGES


    1.     NAME OF REPORTING PERSON: Zeigler Acquisition Corporation
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: None.
           NAME OF REPORTING PERSON: AEI Resources, Inc.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 61-1325837

    2.                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                (a) / /
                                                                                           (b) / /

    3.     SEC USE ONLY:

    4.     SOURCES OF FUNDS:
           BK

    5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) OR 2(f):                                               / /

    6.     CITIZENSHIP OR PLACE OF ORGANIZATION:
           Delaware (Zeigler Acquisition Corporation);
           Delaware (AEI Resources, Inc.)

    7.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON:
           0 Shares

    8.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES:                                                               / /

    9.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):
           0.0%

   10.     TYPE OF REPORTING PERSON: CO (Zeigler Acquisition Corporation)
                                           CO (AEI Resources, Inc.)

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Zeigler Coal Holding Company, a corporation organized under the laws of Delaware (the "Company"), which has its principal executive offices at 50 Jerome Lane, Fairview Heights, Illinois 62208. Capitalized terms used in this Schedule 14D-1 and not defined herein shall have the meanings set forth in the Offer to Purchase dated August 5, 1998 (the "Offer to Purchase") attached hereto as Exhibit (a)(1).

    (b) The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "The Tender Offer--6. Price Range of the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) and (g) The information set forth in "Introduction" and "The Tender Offer--8. Certain Information Concerning Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

    (e) and (f) During the last five years, neither AEI Resources, Inc., a Delaware corporation ("Parent"), nor Zeigler Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Parent, nor, to the best of their knowledge, any of the individuals listed in "The Tender Offer--8. Certain Information Concerning Purchaser and Parent" or in Schedule I of the Offer to Purchase have (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth in "The Tender Offer--8. Certain Information Concerning Purchaser and Parent" and "The Tender Offer--9. Background of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(c) The information set forth in "The Tender Offer--11. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(g) The information set forth in "The Tender Offer--10. Purpose of the Offer; the Merger Agreement" and "The Tender Offer--12. Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) None.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in "The Tender Offer--8. Certain Information Concerning Purchaser and Parent" and "The Tender Offer--10. Purpose of the Offer; the Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in "The Tender Offer--16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth in "The Tender Offer--10. Purpose of the Offer; Merger Agreement" is incorporated herein by reference.

    (b)-(d) The information set forth in "The Tender Offer--15. Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

    (e) None.

    (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, and which are incorporated herein in their entirety by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1) Offer to Purchase dated August 5, 1998.

    (a)(2) Form of Letter of Transmittal.

    (a)(3) Form of Letter to Shareholders dated August 5, 1998.

    (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated August 5, 1998.

    (a)(5) Form of Notice of Guaranteed Delivery.

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(7) Summary Advertisement.

    (a)(8) Press Release.

    (b)(1) Credit Facility Commitment Letter to Parent from UBS AG dated August 3, 1998.

    (b)(2) Bridge Loan Commitment Letter to Parent from UBS AG dated August 3, 1998.

    (c)(1) Agreement and Plan of Merger by and among AEI Resources, Inc., Zeigler Acquisition Corporation and Zeigler Coal Holding Company, dated as of August 3, 1998.

    (c)(2) Confidentiality Agreement between Zeigler Coal Holding Company and Addington Enterprises, Inc. dated as of March 6, 1998.

    (c)(3) Support Agreement between Parent and Kinman Ltd. Partners.

    (c)(4) Support Agreement between Parent and Michael K. Reilly.

    (c)(5) Support Agreement between Parent and Chand B. Vyas.

    (c)(6) Support Agreement between Parent and Roland E. Casati.

    (d) None.

    (e)-(f) Not Applicable.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 1998.

                                ZEIGLER ACQUISITION CORPORATION

                                By:             /s/ DONALD P. BROWN
                                     -----------------------------------------
                                                  Donald P. Brown
                                                     PRESIDENT

                                AEI RESOURCES, INC.

                                By:             /s/ DONALD P. BROWN
                                     -----------------------------------------
                                                  Donald P. Brown
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                 EXHIBIT INDEX

                                                                                                         SEQUENTIALLY
                                                                                                           NUMBERED
EXHIBIT                                            DESCRIPTION                                               PAGE
---------  -------------------------------------------------------------------------------------------  ---------------

(a)(1)     Offer to Purchase dated August 5, 1998.....................................................

(a)(2)     Form of Letter of Transmittal..............................................................

(a)(3)     Form of Letter to Shareholders dated August 5, 1998........................................

(a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees,
           dated August 5, 1998.......................................................................

(a)(5)     Form of Notice of Guaranteed Delivery......................................................

(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9......

(a)(7)     Summary Advertisement......................................................................

(a)(8)     Press Release..............................................................................

(b)(1)     Credit Facility Commitment Letter to Parent from UBS AG dated August 3, 1998...............

(b)(2)     Bridge Loan Commitment Letter to Parent from UBS AG dated August 3, 1998...................

(c)(1)     Agreement and Plan of Merger by and among AEI Resources, Inc., Zeigler Acquisition
           Corporation and Zeigler Coal Holding Company dated as of August 3, 1998....................

(c)(2)     Confidentiality Agreement between Zeigler Coal Holding Company and Addington Enterprises,
           Inc. dated as of March 6, 1998.............................................................

(c)(3)     Support Agreement between Parent and Kinman Ltd. Partners..................................

(c)(4)     Support Agreement between Parent and Michael K. Reilly.....................................

(c)(5)     Support Agreement between Parent and Chand B. Vyas.........................................
(c)(6)     Support Agreement between Parent and Roland E. Casati......................................

(d)        None.......................................................................................

(e)-(f)    Not applicable.............................................................................